UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)*



                      GENERAL ENVIRONMENTAL MANAGEMENT, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36976P207
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  36976P207
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Master Fund, Ltd.
      98-0337673
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,239,067*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,239,067*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,239,067
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------
* Based on 12,403,082 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund (the "Fund"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens Offshore SPV II, Corp. ("Valens SPV II"), and Valens U.S. SPV I, LLC ("Valens US" and together with the Fund, Valens SPV I and Valens SPV II, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,267 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments, (iv) a secured convertible term note (the "February 2006 Note") in the initial aggregate principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $25.50 per Share, subject to certain adjustments,
(v) a secured convertible term note (the "First October 2007 Note") in the initial aggregate principal amount of $647,508,90, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments, and (vi) a secured convertible term note (the "Second October 2007 Note" and together with the First October 2007 Warrant, the Second October 2007 Warrant and the First October 2007 Note, the "2007 Warrants and Notes") in the initial aggregate principal amount of $597,700.52, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments. The February 2006 Warrant and February 2006 Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% in the February 2006 Note may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or upon receipt by the Investors of a notice of redemption. The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Notes and Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). Additionally, in the First October 2007 Note and the Second October 2007 Note, the Issuance Limitation shall automatically become null and void upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens SPV I, Valens SPV II and Valens US are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  36976P207
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Capital Management, LLC
      13-4150669
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,239,067*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,239,067*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,239,067
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 12,403,082 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund (the "Fund"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens Offshore SPV II, Corp. ("Valens SPV II"), and Valens U.S. SPV I, LLC ("Valens US" and together with the Fund, Valens SPV I and Valens SPV II, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,267 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments, (iv) a secured convertible term note (the "February 2006 Note") in the initial aggregate principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $25.50 per Share, subject to certain adjustments,
(v) a secured convertible term note (the "First October 2007 Note") in the initial aggregate principal amount of $647,508,90, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments, and (vi) a secured convertible term note (the "Second October 2007 Note" and together with the First October 2007 Warrant, the Second October 2007 Warrant and the First October 2007 Note, the "2007 Warrants and Notes") in the initial aggregate principal amount of $597,700.52, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments. The February 2006 Warrant and February 2006 Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% in the February 2006 Note may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or upon receipt by the Investors of a notice of redemption. The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Notes and Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). Additionally, in the First October 2007 Note and the Second October 2007 Note, the Issuance Limitation shall automatically become null and void upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens SPV I, Valens SPV II and Valens US are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  36976P207
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Offshore SPV I, Ltd.
      98-0539781
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,239,067*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,239,067*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,239,067
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 12,403,082 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund (the "Fund"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens Offshore SPV II, Corp. ("Valens SPV II"), and Valens U.S. SPV I, LLC ("Valens US" and together with the Fund, Valens SPV I and Valens SPV II, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,267 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments, (iv) a secured convertible term note (the "February 2006 Note") in the initial aggregate principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $25.50 per Share, subject to certain adjustments,
(v) a secured convertible term note (the "First October 2007 Note") in the initial aggregate principal amount of $647,508,90, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments, and (vi) a secured convertible term note (the "Second October 2007 Note" and together with the First October 2007 Warrant, the Second October 2007 Warrant and the First October 2007 Note, the "2007 Warrants and Notes") in the initial aggregate principal amount of $597,700.52, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments. The February 2006 Warrant and February 2006 Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% in the February 2006 Note may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or upon receipt by the Investors of a notice of redemption. The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Notes and Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). Additionally, in the First October 2007 Note and the Second October 2007 Note, the Issuance Limitation shall automatically become null and void upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens SPV I, Valens SPV II and Valens US are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  36976P207
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Offshore SPV II, Corp.
      26-0811267
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,239,067*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,239,067*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,239,067
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------
* Based on 12,403,082 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund (the "Fund"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens Offshore SPV II, Corp. ("Valens SPV II"), and Valens U.S. SPV I, LLC ("Valens US" and together with the Fund, Valens SPV I and Valens SPV II, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,267 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments, (iv) a secured convertible term note (the "February 2006 Note") in the initial aggregate principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $25.50 per Share, subject to certain adjustments,
(v) a secured convertible term note (the "First October 2007 Note") in the initial aggregate principal amount of $647,508,90, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments, and (vi) a secured convertible term note (the "Second October 2007 Note" and together with the First October 2007 Warrant, the Second October 2007 Warrant and the First October 2007 Note, the "2007 Warrants and Notes") in the initial aggregate principal amount of $597,700.52, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments. The February 2006 Warrant and February 2006 Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% in the February 2006 Note may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or upon receipt by the Investors of a notice of redemption. The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Notes and Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). Additionally, in the First October 2007 Note and the Second October 2007 Note, the Issuance Limitation shall automatically become null and void upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens SPV I, Valens SPV II and Valens US are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  36976P207
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens U.S. SPV I, LLC
      20-8903266
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,239,067*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,239,067*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,239,067
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 12,403,082 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund (the "Fund"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens Offshore SPV II, Corp. ("Valens SPV II"), and Valens U.S. SPV I, LLC ("Valens US" and together with the Fund, Valens SPV I and Valens SPV II, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,267 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments, (iv) a secured convertible term note (the "February 2006 Note") in the initial aggregate principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $25.50 per Share, subject to certain adjustments,
(v) a secured convertible term note (the "First October 2007 Note") in the initial aggregate principal amount of $647,508,90, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments, and (vi) a secured convertible term note (the "Second October 2007 Note" and together with the First October 2007 Warrant, the Second October 2007 Warrant and the First October 2007 Note, the "2007 Warrants and Notes") in the initial aggregate principal amount of $597,700.52, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments. The February 2006 Warrant and February 2006 Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% in the February 2006 Note may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or upon receipt by the Investors of a notice of redemption. The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Notes and Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). Additionally, in the First October 2007 Note and the Second October 2007 Note, the Issuance Limitation shall automatically become null and void upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens SPV I, Valens SPV II and Valens US are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  36976P207
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Capital Management, LLC
      20-8903345
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,239,067*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,239,067*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,239,067
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 12,403,082 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund (the "Fund"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens Offshore SPV II, Corp. ("Valens SPV II"), and Valens U.S. SPV I, LLC ("Valens US" and together with the Fund, Valens SPV I and Valens SPV II, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,267 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments, (iv) a secured convertible term note (the "February 2006 Note") in the initial aggregate principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $25.50 per Share, subject to certain adjustments,
(v) a secured convertible term note (the "First October 2007 Note") in the initial aggregate principal amount of $647,508,90, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments, and (vi) a secured convertible term note (the "Second October 2007 Note" and together with the First October 2007 Warrant, the Second October 2007 Warrant and the First October 2007 Note, the "2007 Warrants and Notes") in the initial aggregate principal amount of $597,700.52, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments. The February 2006 Warrant and February 2006 Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% in the February 2006 Note may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or upon receipt by the Investors of a notice of redemption. The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Notes and Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). Additionally, in the First October 2007 Note and the Second October 2007 Note, the Issuance Limitation shall automatically become null and void upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens SPV I, Valens SPV II and Valens US are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  36976P207
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      David Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Israel
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,239,067*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,239,067*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,239,067
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* Based on 12,403,082 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund (the "Fund"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens Offshore SPV II, Corp. ("Valens SPV II"), and Valens U.S. SPV I, LLC ("Valens US" and together with the Fund, Valens SPV I and Valens SPV II, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,267 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments, (iv) a secured convertible term note (the "February 2006 Note") in the initial aggregate principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $25.50 per Share, subject to certain adjustments,
(v) a secured convertible term note (the "First October 2007 Note") in the initial aggregate principal amount of $647,508,90, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments, and (vi) a secured convertible term note (the "Second October 2007 Note" and together with the First October 2007 Warrant, the Second October 2007 Warrant and the First October 2007 Note, the "2007 Warrants and Notes") in the initial aggregate principal amount of $597,700.52, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments. The February 2006 Warrant and February 2006 Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% in the February 2006 Note may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or upon receipt by the Investors of a notice of redemption. The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Notes and Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). Additionally, in the First October 2007 Note and the Second October 2007 Note, the Issuance Limitation shall automatically become null and void upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens SPV I, Valens SPV II and Valens US are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  36976P207
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Eugene Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,239,067*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,239,067*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,239,067
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* Based on 12,403,082 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund (the "Fund"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens Offshore SPV II, Corp. ("Valens SPV II"), and Valens U.S. SPV I, LLC ("Valens US" and together with the Fund, Valens SPV I and Valens SPV II, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,267 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments, (iv) a secured convertible term note (the "February 2006 Note") in the initial aggregate principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $25.50 per Share, subject to certain adjustments,
(v) a secured convertible term note (the "First October 2007 Note") in the initial aggregate principal amount of $647,508,90, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments, and (vi) a secured convertible term note (the "Second October 2007 Note" and together with the First October 2007 Warrant, the Second October 2007 Warrant and the First October 2007 Note, the "2007 Warrants and Notes") in the initial aggregate principal amount of $597,700.52, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments. The February 2006 Warrant and February 2006 Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% in the February 2006 Note may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or upon receipt by the Investors of a notice of redemption. The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Notes and Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). Additionally, in the First October 2007 Note and the Second October 2007 Note, the Issuance Limitation shall automatically become null and void upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens SPV I, Valens SPV II and Valens US are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

Item 1(a).  Name Of Issuer:  General Environmental Management, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3191 Temple Ave., Suite 250
            Pomona, CA 91768

Item 2(a).  Name of Person Filing:   Laurus Master Fund, Ltd.

          This Schedule 13G, as amended is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, Valens Offshore SPV II, Corp., a Delaware corporation, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Valens Capital
          Management, LLC manages Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., and Valens U.S. SPV I, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the shares owned by Laurus Master Fund, Ltd., Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., and Valens U.S. SPV I, LLC reported on this Schedule 13G, as amended. Information related to each of Laurus Capital Management, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens U.S. SPV I, Ltd., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Laurus Capital Management, LLC
            335 Madison Avenue, 10th Floor
            New York, NY 10017

Item 2(c).  Citizenship:   Cayman Islands

Item 2(d).  Title of Class of Securities:  Common Stock  ("Common Stock")

Item 2(e).  CUSIP No.:   36976P207


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable


Item 4.  Ownership:

         (a) Amount Beneficially Owned:                     1,239,067

         (b) Percent of Class:                                  9.99%

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                    0*

             (ii) shared power to vote or to direct the vote          1,239,067*

            (iii) sole power to dispose or to direct the
                  disposition of                                              0*

             (iv) shared power to dispose or to direct the
                  disposition of                                      1,239,067*


-------------------
* Based on 12,403,082 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on

Form 10-QSB for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund (the "Fund"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens Offshore SPV II, Corp. ("Valens SPV II"), and Valens U.S. SPV I, LLC ("Valens US" and together with the Fund, Valens SPV I and Valens SPV II, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,267 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments, (iv) a secured convertible term note (the "February 2006 Note") in the initial aggregate principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $25.50 per Share, subject to certain adjustments,
(v) a secured convertible term note (the "First October 2007 Note") in the initial aggregate principal amount of $647,508,90, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments, and (vi) a secured convertible term note (the "Second October 2007 Note" and together with the First October 2007 Warrant, the Second October 2007 Warrant and the First October 2007 Note, the "2007 Warrants and Notes") in the initial aggregate principal amount of $597,700.52, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments. The February 2006 Warrant and February 2006 Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% in the February 2006 Note may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or upon receipt by the Investors of a notice of redemption. The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Notes and Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). Additionally, in the First October 2007 Note and the Second October 2007 Note, the Issuance Limitation shall automatically become null and void upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens SPV I, Valens SPV II and Valens US are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities:

         Not Applicable


Item 8.  Identification and Classification of Members of the Group:

         Not Applicable


Item 9.  Notice of Dissolution of Group:

         Not Applicable


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 14, 2008
                                              ----------------------------------
                                              Date


                                              LAURUS MASTER FUND, LTD.

                                              /s/ Eugene Grin
                                              ----------------------------------
                                                  Eugene Grin
                                                  Director



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 36976P207

                                   APPENDIX A

A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


B. Name: Valens Offshore SPV I, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands

   Business Address:       c/o Valens Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017
   Place of
   Organization:           Cayman Islands


C. Name:                   Valens Offshore SPV II, Corp., a Delaware
                           Corporation

   Business Address:       c/o Valens Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware



D. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

   Business Address:       c/o Valens Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


E. Name: Valens Capital Management, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware

F. Name:                   David Grin

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC
                           and Valens Capital Management, LLC

   Citizenship:            Israel


G. Name:                   Eugene Grin

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC
                           and Valens Capital Management, LLC

   Citizenship:            United States

CUSIP No. 36976P207


Each of Laurus Capital Management, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens U.S. SPV I, LLC, Valens Capital Management, LLC, David Grin and Eugene Grin hereby agree, by their execution below, that the
Schedule 13G, as amended to which this Appendix A is attached is filed on behalf of each of them, respectively.


Laurus Capital Management, LLC,
individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    February 14, 2008



Valens Offshore SPV I, LLC

Valens Offshore SPV II, Corp.

Valens U.S. SPV I, LLC

By Valens Capital Management, LLC
individually and as investment manager

/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    February 14, 2008



/s/ David Grin
-----------------------------------------
    David Grin
    February 14, 2008


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    February 14, 2008